UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Acceleron Pharma Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00434H108
(CUSIP Number)

Sandra Leung, Esq.
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016
(212) 546-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434H108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRISTOL-MYERS SQUIBB COMPANY 22-0790350

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,008,510

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,008,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,008,510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The percentage ownership interest is determined based on 58,384,784 shares of Common Stock of the Issuer outstanding as of July 7, 2020 as disclosed in the Issuer’s prospectus supplement filed on July 2, 2020, plus 36,738 shares of Common Stock issued to Celgene on July 9, 2020 upon the exercise of a warrant held by Celgene to purchase Common Stock of the Issuer.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CELGENE CORPORATION 22-2711928

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,008,510

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,008,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,008,510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The percentage ownership interest is determined based on 58,384,784 shares of Common Stock of the Issuer outstanding as of July 7, 2020 as disclosed in the Issuer’s prospectus supplement filed on July 2, 2020, plus 36,738 shares of Common Stock issued to Celgene on July 9, 2020 upon the exercise of a warrant held by Celgene to purchase Common Stock of the Issuer.

This Amendment No. 7 is being filed by Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), and Celgene Corporation, a Delaware corporation (“Celgene”, and together with BMS, the “Reporting Persons”), which is a wholly owned subsidiary of BMS, with respect to common stock, par value $0.001 per share (“Common Stock”), of Acceleron Pharma Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by Celgene on October 3, 2013, as amended by Amendment No. 1 filed with the Commission by Celgene on January 30, 2014, Amendment No. 2 filed with the Commission by Celgene on April 2, 2014, Amendment No. 3 filed with the Commission by Celgene on May 6, 2014, Amendment No. 4 filed with the Commission by Celgene on January 11, 2016, Amendment No. 5 filed with the Commission by Celgene on September 25, 2017, and Amendment No. 6 filed with the Commission by Celgene on January 22, 2019. Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

On November 20, 2019 (the “Closing Date”), BMS completed its acquisition of Celgene pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 2, 2019, by and among BMS, Burgundy Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BMS (“Merger Sub”), and Celgene. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Celgene, with Celgene surviving as a direct wholly owned subsidiary of BMS (the “Merger”).

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

On the Closing Date, BMS completed its acquisition of Celgene pursuant to the terms and conditions of the Merger Agreement, dated as of January 2, 2019, by and among BMS, Merger Sub and Celgene. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Celgene, with Celgene surviving as a direct wholly owned subsidiary of BMS.

This statement is being filed to add BMS as a Reporting Person. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit No. 99.1 and is incorporated herein by reference.

Each of the Reporting Persons is a Delaware corporation.

The principal business address of BMS is 430 E. 29th Street, 14th Floor, New York, NY 10016. BMS is a global biopharmaceutical company primarily engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products.

The principal business address of Celgene is 86 Morris Avenue, Summit, New Jersey 07093. Celgene is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases.

Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and citizenship of each of the directors and executive officers of the Reporting Persons.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

As described above, on the Closing Date, BMS and Celgene completed the Merger. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Celgene with Celgene surviving as a direct wholly owned subsidiary of BMS.

As discussed in Item 5 of this Amendment No. 7, Celgene acquired additional shares of Common Stock of the Issuer in a public offering by the Issuer for an aggregate purchase price of $9,999,990. These shares of Common Stock were acquired with working capital of Celgene set aside for the general purpose of investing. Celgene also acquired additional shares of Common Stock of the Issuer upon the cashless exercise of a warrant to acquire Common Stock of the Issuer at an exercise price of $5.88 per share.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

As described above, on the Closing Date, BMS and Celgene consummated the Merger, as a result of which BMS became the ultimate beneficial owner of the Common Stock of the Issuer.

The disclosure in Item 5 of this Amendment No. 7 is incorporated by reference into this Item 4.

Paragraphs 10 and 11 of the Schedule 13D are hereby amended in their entirety as follows:

Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to increase or decrease its investment in the Issuer, (d) to make changes to the terms of the Collaboration Agreements, or (e) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; developments relating to the collaboration contemplated in the Collaboration Agreements; the status of the clinical trials and commercialization efforts with respect to the products subject to the Collaboration Agreements; other developments concerning the Issuer and its businesses generally; other business opportunities available to each Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth above and as contemplated by the Collaboration Agreements, each of the Reporting Persons does not have any present plans which relate to or would result in:

a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the Issuer;

f)	Any other material change in the Issuer’s business or corporate structure;

g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and supplemented as follows:

On July 1, 2020, Celgene purchased an aggregate of 108,108 shares of Common Stock of the Issuer in the Issuer’s public offering of 4,864,864 shares of its Common Stock for a per share purchase price of $92.50 an aggregate purchase price of $9,999,990 for investment purposes. On July 9, 2020, Celgene received an additional 36,738 shares of the Common Stock of the Issuer by exercising a warrant to purchase Common Stock of the Issuer. Following the purchase and the exercise of the warrant described in the foregoing sentences, Celgene directly beneficially owns, and BMS may be deemed to indirectly beneficially own, 7,008,510 shares of Common Stock of the Issuer, representing approximately 12.0% of the shares of Common Stock outstanding following the completion of the public offering by the Issuer based on 58,384,784 shares of Common Stock of the Issuer as disclosed in the Issuer’s prospectus supplement filed on July 2, 2020, plus 36,738 shares of Common Stock of the Issuer issued to Celgene on July 9, 2020 upon the exercise of a warrant to purchase Common Stock of the Issuer. The Reporting Persons share power to vote or to direct the vote of and power to dispose or to direct the disposition of such 7,008,510 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Pursuant to a lock-up agreement entered into with Citigroup Global Markets Inc., J.P. Morgan Securities LLC and SVB Leerink LLC in connection with the public offering, Celgene is subject to a 60-day lock-up commencing on June 30, 2020, during which time, subject to limited exceptions, Celgene has agreed not to dispose of or hedge any shares or any securities convertible into or exchangeable for shares of the Issuer’s Common Stock.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following document as an exhibit:

Exhibit Description

99.1	Joint Filing Agreement, dated July 16, 2020, between Bristol-Myers Squibb Company and Celgene Corporation

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2020	BRISTOL-MYERS SQUIBB COMPANY

	By:	/s/ Katherine R. Kelly
	Name:	Katherine R. Kelly
	Title:	Corporate Secretary

CELGENE CORPORATION

	By:	/s/ Katherine R. Kelly
	Name:	Katherine R. Kelly
	Title:	Secretary

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth below. The business address of each director and executive officer of BMS is c/o 430 E. 29th Street, 14th Floor, New York, NY 10016. The business address of each director and executive officer of Celgene is c/o 86 Morris Avenue, Summit, New Jersey 07901. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

BRISTOL-MYERS SQUIBB COMPANY - BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment
Giovanni Caforio, M.D.* Chief Executive Officer Chairman of the Board of Directors	Chief Executive Officer and Chairman of the Board of Directors of Bristol-Myers Squibb Company
Peter J. Arduini Director	President and Chief Executive Officer of Integra LifeSciences Holdings Corporation
Robert Bertolini Director	Former President and Chief Financial Officer of Bausch & Lomb Incorporated
Michael W. Bonney Director	Executive Chair of the Board of Kaleido Biosciences, Inc.
Matthew W. Emmens Director	Retired Chief Executive Officer and Chairman of the Board of Shire PLC
Julia A. Haller, M.D. Director	Ophthalmologist-in-Chief of the Wills Eye Hospital, Philadelphia, PA
Dinesh C. Paliwal Director	President and Chief Executive Officer of Harman International
Theodore R. Samuels Director	Retired President of Capital Guardian Trust Company
Vicki L. Sato, Ph.D. Lead Independent Director	Chairman of the Board of Denali Therapeutics, Inc.
Gerald L. Storch Director	Chief Executive Officer of Storch Advisors
Karen H. Vousden, Ph.D.** Director	Senior Group Leader, The Francis Crick Institute and Chief Scientist, Cancer Research UK
Phyllis R. Yale Director	Advisory Partner, Bain & Company

BRISTOL-MYERS SQUIBB COMPANY - EXECUTIVE OFFICERS

Name	Title
Giovanni Caforio, M.D.*	Chief Executive Officer
Nadim Ahmed	Executive Vice President and President, Hematology
Christopher Boerner, Ph.D.	Executive Vice President and Chief Commercialization Officer
Adam Dubow	Senior Vice President, Chief Compliance and Ethics Officer
Joseph E. Eid, M.D.	Senior Vice President and Head of Global Medical Affairs
David V. Elkins	Executive Vice President and Chief Financial Officer
Samit Hirawat, M.D.	Executive Vice President, Chief Medical Officer, Global Drug Development
Sandra Leung	Executive Vice President and General Counsel
Kathryn Metcalfe	Executive Vice President, Corporate Affairs
Elizabeth A. Mily	Executive Vice President, Strategy & Business Development
Ann M. Powell	Executive Vice President, Chief Human Resources Officer
Lou Schmukler	Executive Vice President and President, Global Product Development & Supply
Rupert Vessey, D.Phil.	Executive Vice President and President, Research and Early Development
Paul von Autenried	Executive Vice President, Chief Information Officer

*Citizen of the United States and Italy
**Citizen of the United Kingdom

CELGENE CORPORATION - BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment
Phil M. Holzer Director	Senior Vice President, Head of Enterprise Integration Management Office

Katherine R. Kelly Director	Vice President and Corporate Secretary, Bristol-Myers Squibb Company

CELGENE CORPORATION - EXECUTIVE OFFICERS

Name	Title
Phil M. Holzer	President
Sophia Park	Vice President
Lisa Goldey	Vice President
Katherine R. Kelly	Secretary
Jeffrey Galik	Treasurer
Elisabeth S. Bradley	Assistant Secretary